FERROVIAL SE ANNOUNCES THAT THE CANCELLATION OF 10,005,504 TREASURY SHARES HAS BECOME EFFECTIVE Amsterdam, 31 December 2024 On 7 October 2024, Ferrovial SE ("Ferrovial", Ticker: "FER") announced it had resolved to cancel 10,005,504 treasury shares. The share cancellation has become effective and, as a result, the Company's issued share capital has been reduced by a nominal amount of EUR 100,055.04. Ferrovial issued share capital now amounts to EUR 7,295,599.51, represented by 729,559,951 shares of a single class with a nominal value of EUR 0.01 each. The Company will request the delisting of the 10,005,504 cancelled treasury shares from the stock exchanges on which they are listed. About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The company operates in more than 15 countries and has a workforce of over 24,000 professionals worldwide. Ferrovial is triple listed on the Spanish Stock Exchanges, Euronext Amsterdam and Nasdaq’s Global Select Market and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002.